UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER  401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

CLEARWATER PAPER 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper 401(k) Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Spokane, Washington
June 22, 2016

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$191,106,292	$206,744,072

Receivables:
Employer contribution	363,818	—
Employee contribution	230,311	—
Notes receivable from participants	4,304,023	4,953,421
Other receivable	35,327	—
Total receivables	4,933,479	4,953,421

Total assets	196,039,771	211,697,493

Liabilities:
Excess contributions payable	5,242	—
Total liabilities	5,242	—

Net assets available for benefits	$196,034,529	$211,697,493

See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Additions:
Investment income:
Interest income	$241,324	$531,211
Dividend income	2,031,583	6,876,894
Net (depreciation) appreciation in fair value of investments	(9,639,980)	6,387,540
Total investment (loss) income	(7,367,073)	13,795,645

Interest income on notes receivable from participants	144,823	161,847

Contributions:
Employee	9,072,456	9,171,967
Rollover	1,295,348	1,232,311
Employer	10,621,574	10,950,428
Total contributions	20,989,378	21,354,706

Total additions	13,767,128	35,312,198

Deductions:
Distributions to participants	29,983,206	24,361,095
Loan and administrative fees	20,529	21,408
Total deductions	30,003,735	24,382,503

Net (decrease) increase prior to transfers	(16,236,607)	10,929,695

Net transfers from other Clearwater Paper plan	573,644	2,403,723

Net (decrease) increase	(15,662,963)	13,333,418

Net assets available for benefits:
Beginning of year	211,697,492	198,364,074
End of year	$196,034,529	$211,697,492
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of Plan
The following description of the Clearwater Paper 401(k) Plan (the Plan), is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan, originally effective July 1, 1973, established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), as amended, which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was most recently restated effective January 1, 2015 and subsequently amended on one occasion effective as of January 1, and October 1, 2015.

(b)	Plan Sponsor and Administration
Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held and invested by the Plan's trustee and recordkeeper. From January 1, 2014 to September 30, 2015, Mercer Trust Company and Mercer HR Services (collectively, Mercer) served as the trustee and record keeper, respectively. From October 1, 2015 to December 31, 2015, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, Fidelity) served as the trustee and record keeper, respectively. Collectively, the trustees are referred to as the "Trustee".

(c)	Eligibility and Contributions
All eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (collectively, the Company). The Plan excludes leased employees, seasonal hires, non-resident aliens, and employees covered under a collective bargaining agreement.
The Plan provides that each eligible employee may elect a contribution up to 75% of his or her per pay period earnings on a pre-tax or Roth after-tax basis. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.
Eligible employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible, unless he or she elects otherwise. The Company currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.
Eligible participants receive a base employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.
Eligible employees aged 45 and older on December 31, 2011, and who were participating in the Clearwater Paper Salaried Retirement Plan at the time of its closure on December 15, 2010, are also eligible to receive a transition benefit for up to five years beginning January 2012. The transition benefit ranges from 4.0% to 8.5% of eligible compensation, depending on each eligible employee’s age as of December 31, 2011. This

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

transition employer contribution is 100% vested immediately. This transition contribution is separately tracked and no loans or hardship withdrawals may be made from such source. Certain other transition benefits may apply to specific transferring participant groups.
All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions, as well as earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund, with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her transition contribution is also immediately vested. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	0.0%
2 or more	100.0
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2015 and 2014, unallocated forfeitures totaled approximately $167,400 and $150,100, respectively. During 2015 and 2014, forfeitures totaling approximately $256,300 and $198,000, respectively, were used to reduce employer contributions and pay Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Under certain circumstances and from certain sources, the Plan allows for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(i)	Plan and Administrative Fees
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Mercer and Fidelity were considered parties-in-interest for the respective period each served as Trustee, and transactions conducted with each of them or an affiliate or related party, during that period were considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2015 and 2014, the Plan held 320,217 and 303,098 shares, respectively, of common stock of Clearwater Paper, with a fair value of $14,579,467 and $20,777,390, respectively. No dividend income from the common stock of Clearwater Paper was recorded during the years ended December 31, 2015 and 2014.

(k)	Net Transfers from Other Clearwater Paper Plan
Net transfers from the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year to the Plan from the other plan sponsored by the Company as a result of the participants changing employment status within the Company.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)	Change in Accounting Principle
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.
•Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts (FBRICs) and provide certain disclosures. Contract value is the relevant and only required measurement for fully benefit-responsive investment contracts. The ASU clarifies that indirect investments in FBRICs through investment companies are not in the scope of the guidance and such investments should be reported at fair value. The Plan holds only indirect investments in FBRICs.
•Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further the disclosure of information about fair value measurements should be provided by general type of plan asset.
•Part III provides a practical expedient to permit a plan to measure its investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

the fiscal period does not coincide with the end of a calendar month. Part III is not applicable to the Plan.
ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt the ASU as it will simplify Plan accounting, financial statement presentation, and related disclosures.

(g)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
During the years ended December 31, 2015 and 2014, the Plan’s investments, including net gains and losses on investments sold during the year, depreciated in fair value by $9,639,980 and appreciated in fair value by $6,387,540, respectively.
Throughout 2015, the Plan divested certain of its registered investment company fund investments and reinvested the proceeds in various common and collective trust investments. By doing so, the Plan was able to obtain more favorable expense ratios on a participant level.

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plans have the ability to access.

Level 2	Inputs to the valuation methodology other than quoted prices included in Level 1 are observable for the asset or liability, each directly or indirectly, and include:

▪
   Quoted prices for similar assets or liabilities in active markets;
▪
   Quoted prices for identical or similar assets or liabilities in inactive markets;
▪
   Inputs other than quoted prices that are observable for the asset or liability; and
▪
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment company funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts (CCTs) - Investments in CCTs are valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$49,960,511	$—	$—	$49,960,511
Common stock	14,579,467	—	—	14,579,467
Common and collective trusts	—	126,566,314		126,566,314
Total investments at fair value	$64,539,978	$126,566,314	$—	$191,106,292

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$153,874,818	$—	$—	$153,874,818
Common stock	20,777,390	—	—	20,777,390
Common and collective trusts	—	32,017,479	—	32,017,479
Interest bearing cash	74,385	—	—	74,385
Total investments at fair value	$174,726,593	$32,017,479	$—	$206,744,072

(5)	Investment Risk and Concentration
The Plan investments include shares of registered investment company funds, CCTs, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of the Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2015 and 2014, are shares of Clearwater Paper Corporation common stock amounting to 7.63%, and 10.05% of total investments, for each respective period.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended once since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(7) Non-exempt Transactions
The Company failed to remit employee 401(k) deferral contributions and loan repayments for certain payroll periods within the timeframe prescribed by the Department of Labor. This is deemed a prohibited transaction in accordance with ERISA and the Internal Revenue Code. The Company has corrected the prohibited transaction by remitting the contributions and loan repayments and depositing lost earnings on those amounts. The Company intends to file Form 5330 with the Internal Revenue Service and pay the appropriate excise tax.
(8) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$196,034,529	$211,697,492
Loans in deemed distributed status	(106,388)	(130,471)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	—	604,293
Net assets available for benefits per the Form 5500	$195,928,141	$212,171,314
The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net (decrease) increase in net assets available for benefits prior to transfers per the financial statements	$(16,236,607)	$10,929,695
Change in deemed distributed loans	24,083	(29,038)
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(604,293)	(425,965)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	604,293
Total net (loss) income per the Form 5500	$(16,816,817)	$11,078,985

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$15,104,484
	Vanguard Funds	Vanguard Institutional Index Fund	13,622,574
	Alliance Bernstein	Alliance Bernstein Discovery Value	5,991,141
	Dodge & Cox Funds	Dodge & Cox International Fund	5,412,622
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	4,520,900
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	3,012,411
	Vanguard Funds	Vanguard Total International Stock Index Fund	1,645,546
	DFA	DFA Emerging Markets Core Equity	369,543
	Principle Funds	PIF Diversified Real Asset I	281,290
			49,960,511

	Common and Collective Trusts:
	Wells Fargo	Wells Fargo Stable Value Fund	28,492,333
	Delaware	Delaware Focus Small-Mid Cap Growth Trust	20,639,192
	Winslow	Winslow Large Cap Growth Fund	14,572,310
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	11,121,887
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	10,059,071
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	9,221,294
	Loomis	Loomis Sayles Core Plus Fixed Income	6,212,056
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	6,062,911
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	4,211,801
	Artisan Funds	Artisan International Growth Fund	3,938,751
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	3,610,968
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	2,991,440
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	2,858,217
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	1,557,867
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	972,128
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	22,799
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	21,289
			126,566,314

	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	14,579,467

*	Participant Loans	Interest rates from 3.25% to 8.00%, maturing through December 2030	4,197,635

	Total		$195,303,927

*	Represents a party-in-interest at December 31, 2015.

Cost is omitted for participant directed investments.

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:☑			$11,201

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 22, 2016

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23